SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 6
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION
           -------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.10 par value)
                ---------------------------------
                 (Title of Class of Securities)

                            903293405
                    -------------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                     J.R. Simplot Foundation
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
             ---------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        October 17, 2000
              -------------------------------------
                  (Date of event which requires
                    filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds



5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             3,395,000
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power        3,395,000
Reporting
Person With:        10)  Shared Dispositive Power        100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,495,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     7.9%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds



5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power               100,000
Shares
Beneficially        8)   Shared Voting Power
Owned
by Each             9)   Sole Dispositive Power          100,000
Reporting
Person With:        10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                     0
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power                0
Reporting
Person With:        10)  Shared Dispositive Power        100,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                   0
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power              0
Reporting
Person With:        10)  Shared Dispositive Power      100,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     S-Sixteen Limited Partnership

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     Idaho

Number of           7)   Sole Voting Power             170,000
Shares
Beneficially        8)   Shared Voting Power                 0
Owned
by Each             9)   Sole Dispositive Power        170,000
Reporting
Person With:        10)  Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     170,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.4%

14)  Type of Reporting Person

     PN

     The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 6 amends the
Schedule 13D originally filed on December 28, 1998 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on January 26, 1999, as amended by Amendment No. 2 to
Schedule 13D filed on April 23, 1999, as amended by Amendment No.
3 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 4 to Schedule 13D filed on December 2, 1999, and as amended by Amendment No. 5 to Schedule 13D filed on December 29, 1999. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report (i) sales of Stock by the Trust, and (ii) the addition of S-Sixteen Limited
Partnership as a reporting person.

     S-Sixteen is an Idaho limited partnership ("S-Sixteen") of which the Trust is the general partner and members of Mr. Simplot's family are the limited partners. S-Sixteen's address is 999 Main
Street, Boise, Idaho 83702.

     S-Sixteen has not during the past five years been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Simplot has sole voting and dispositive power with respect to shares of Stock owned by S-Sixteen but disclaims beneficial ownership to the extent of the limited partners' beneficial interest in S-Sixteen which is 98%.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     (a - b) As of October 19, 2000, the Trust owned 3,225,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of October 19, 2000, the Foundation owned 100,000 shares. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation. One of the directors, Don J. Simplot, owns 113,900 shares of Stock in a separate account controlled solely by him, but disposed of such shares and no longer owns any shares of Stock.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended June 30, 2000 (the "10-Q"), the shares owned by the Trust, the Foundation, and S-Sixteen constitute approximately 7.9% of the 44,213,220 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including October 19, 2000, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:


       Sale              No. of         Price per Share
       Date              Shares         (including commissions)
     --------            -------        -----------------------

     10/17/00              607,500      $14.80
     10/18/00            1,500,000      $14.38
     10/19/00              882,500      $14.31



     (d - e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                              J.R. Simplot Self-Declaration of
                              Revocable Trust



                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  October 19, 2000

                              J.R. Simplot Foundation



                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, President

Date:  October 19, 2000

                              S-Sixteen Limited Partnership

                              By:  J.R. Simplot Self-Declaration of
                              Revocable Trust, General Partner



                                   By   //s// J.R. Simplot
                                   ------------------------------
                                        J.R. Simplot, as Trustee

Date:  October 19, 2000